Exhibit (a)(1)(Y)

Date:
To:
From:	Stock Admin
Re:	Confirmation of Acceptance of Election to Participate in Exchange Offer

Thank you for your submission of your election to participate in the Exchange Offer. We confirm with this email that we have accepted your election to participate and have canceled the Eligible Options you have properly tendered pursuant to the Exchange Offer website. Subject to your continued employment or service with Google or any of its Eligible Subsidiaries on the New Option Grant Date and the other terms and conditions of the Exchange Offer, you now have the right to receive New Options entitling you to purchase that number of shares of our Class A common stock at an exercise price of $         per share. To confirm the number of New Options you have exchanged, please click here [insert link to Election Tool].

In three weeks, you will be receiving an email from your selected stock plan administrator (SmithBarney or Charles Schwab), advising you that your electronic Notice of Grant has been credited to your individual stock option account. Please follow the instructions in the email on how to accept your New Options. In the meantime, if you have any questions, please send us an email at                     @google.com.